                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               _________________


                              Amendment No. 3 to
                                SCHEDULE 13E-3

                                (RULE 13e-100)
          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                         Pinnacle Entertainment, Inc.
              --------------------------------------------------
                             (Name of the Issuer)

                         Pinnacle Entertainment, Inc.
                                 R.D. Hubbard
                              G. Michael Finnigan
                                Paul R. Alanis
                               J. Michael Allen
                               Bruce C. Hinckley
                       Pinnacle Acquisition Corporation
                            PH Casino Resorts, Inc.
                            Harveys Casino Resorts
                            Colony HCR Voteco, LLC
              --------------------------------------------------
                     (Names of Person(s) Filing Statement)

                                 Common Stock
              --------------------------------------------------
                        (Title of Class of Securities)

                                  723456 10 9
              --------------------------------------------------
                     (CUSIP Number of Class of Securities)

                             Alvin G. Segel, Esq.
                              Irell & Manella LLP
                      1800 Avenue of the Stars, Suite 900
                         Los Angeles, California 90067
                                (310) 277-1010
              --------------------------------------------------
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                with a copy to:
                             Nick P. Saggese, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                      300 South Grand Avenue, Suite 3400
                         Los Angeles, California 90071
                                (213) 687-5000

    This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. [_] The filing of a registration statement under the Securities Act of 1933.

    c.  [_]  A tender offer.

    d.  [_]  None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:[X]

   Check the following box if the filing is a final amendment reporting the results of the transaction:[_]

------------------------------------------------------------------------------
                           Calculation of Filing Fee
------------------------------------------------------------------------------
   Transaction Valuation*                              Amount of Filing Fee**
------------------------------------------------------------------------------
        $692,484,294                                        $138,496.86
         -----------                                         ----------
------------------------------------------------------------------------------

     *  The transaction valuation was determined based upon (1) the product of
        (a) the 26,304,929 shares of common stock, par value $0.10 per share, proposed to be acquired by the acquiror, and (b) merger consideration of $25.00 per share of common stock (which assumes a contingent payment of $1.00 per share), plus (2) $34,861,075 payable to holders of options and warrants to purchase shares of common stock in exchange for the cancellation of such options and warrants (the "Total Consideration").

     ** The amount of the filing fee, calculated in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the Total Consideration.

 [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      (1)  Amount Previously Paid: $138,496.86

      (2)  Form, Schedule or Registration Statement No.: Schedule 13E-3

      (3)  Filing Party:

           Pinnacle Entertainment, Inc.         Bruce C. Hinckley
           R.D. Hubbard                         Pinnacle Acquisition Corporation
           G. Michael Finnigan                  PH Casino Resorts, Inc.
           Paul R. Alanis                       Harveys Casino Resorts
           J. Michael Allen                     Colony HCR Voteco, LLC

      (4)  Date Filed: May 30, 2000

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by: (1) Pinnacle Entertainment, Inc., a Delaware corporation (the "Company") and the issuer of the equity securities which are the subject of the transaction, (2) R.D. Hubbard, G. Michael Finnigan, Paul R. Alanis, J. Michael Allen and Bruce C. Hinckley, each an individual, executive officer and stockholder of the Company (such individuals collectively, the "Management Stockholders"), (3) Pinnacle Acquisition Corporation, a Delaware corporation ("Pinnacle Acq Corp"), (4) PH Casino Resorts, Inc., a Delaware corporation ("PHCR"), (5) Harveys Casino Resorts, a Nevada corporation ("Harveys Casino Resorts"), and (6) Colony HCR Voteco, LLC, a Delaware limited liability company ("Colony HCR Voteco" and, collectively with the Company, the Management Stockholders, Pinnacle Acq Corp, PHCR and Harveys, the "Filing Persons").

         This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of April 17, 2000 (as it may be amended from time to time, the "Merger Agreement"), among PHCR, the Company and Pinnacle Acq Corp, pursuant to which Pinnacle Acq Corp will merge with and into the Company, with the Company as the surviving corporation. Under the terms and subject to the conditions of the Merger Agreement, stockholders of the Company (other than the Company, Pinnacle Acq Corp, stockholders who have perfected their appraisal rights in accordance with Delaware law and Management Stockholders and other members of the Company's senior management with respect to the shares they are contributing to PHCR) will be entitled to receive $24.00 in cash, without interest, for each share of the Company's common stock ("Common Stock") held by them and a contingent payment of up to an additional $1.00 per share in cash for each share of Common Stock held by them, contingent on the sale by the Company of the Company's 97 acres of surplus land in Inglewood, California under certain circumstances, all as more fully described in the Proxy Statement (as defined below).


         Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission Amendment No. 3 to the preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Annual Meeting of Stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a), a copy of the Merger Agreement is included as Annex A1 to the Proxy Statement and incorporated by reference therefrom as Exhibit (d)(1) to this Schedule 13E-3 and a copy of the letter agreement dated August ___, 2000 is included as Annex A1 to the Proxy Statement and incorporated by reference therefrom as Exhibit (d)(4) to this Schedule 13E-3. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

         By filing this Schedule 13E-3, none of the Filing Persons concedes that Rule 13e-3 is applicable to the merger or the other transactions contemplated by the Merger Agreement. In addition, under a potential interpretation of the Exchange Act and Rule 13e-3, one or more of Pinnacle Acq Corp, PHCR, Harveys and Colony HCR Voteco may be deemed to be an affiliate of the Company. Therefore, each of Pinnacle Acq Corp, PHCR, Harveys and Colony HCR Voteco has been included as a filing person on this Schedule 13E-3.

Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) Name and Address. The information set forth under "Parties to the Pinnacle Merger-The Company" in the Proxy Statement is incorporated herein by reference.

         (b) Securities. The information set forth under "Annual Meeting" in the Proxy Statement is incorporated herein by reference.

         (c) Trading Market and Price. The information set forth under "Common Stock Market Price and Dividend Information-Market Price Information" in the Proxy Statement is incorporated herein by reference.

         (d) Dividends. The information set forth under "Common Stock Market Price and Dividend Information-Dividend Information" in the Proxy Statement is incorporated herein by reference.

         (e)  Prior Public Offerings.  Not applicable.

         (f) Prior Stock Purchases. The information set forth under "Common Stock Purchase Information" in the Proxy Statement is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a)-(c) Name and Address, Business and Background of Entities and Business and Background of Natural Persons. The information set forth under "Parties to the Pinnacle Merger-The Company," "Parties to the Pinnacle Merger-Pinnacle Acq Corp, PHCR, Harveys Casino Resorts and Voteco," "Proposal 2:
Election of Directors-Information Regarding Directors of the Company" and "Proposal 2: Election of Directors-Executive Officers" in the Proxy Statement is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) Material Terms. The information set forth under "Summary Term Sheet," "Special Factors-Federal Income Tax Consequences of the Pinnacle Merger," "Special Factors-Purposes and Reasons for the Pinnacle Merger," "Special Factors-Certain Effects of the Pinnacle Merger," "The Pinnacle Merger-Financing of the Pinnacle Merger and the Harveys Merger," "The Pinnacle Merger-Regulatory Requirements," "The Pinnacle Merger-Accounting Treatment," "Appraisal Rights," "Merger Agreement," "Voting and Contribution Agreement; Memorandum of Understanding" and "Stockholders Agreement" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement and Exhibits (d)(2) and (d)(3) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.

         (c) Different Terms. The information set forth under "The Pinnacle Merger-Interests of Certain Persons in the Pinnacle Merger; Certain Relationships," "Special Factors-Certain Effects of the Merger," "Merger Agreement," "Voting and Contribution Agreement; Memorandum of Understanding" and "Stockholders Agreement" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement and Exhibits (d)(2) and
(d)(3) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.

         (d) Appraisal Rights. The information set forth under "Appraisal Rights" and "Merger Agreement" in the Proxy Statement is incorporated herein by reference. Annexes A , A1 and C to the Proxy Statement also are incorporated herein by reference in their respective entireties.

        (e) Provisions for Unaffiliated Security Holders. The information set forth under "Provisions for Unaffiliated Security Holders" in the Proxy Statement is incorporated herein by reference.

         (f)  Eligibility for Listing or Trading.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

         (a)-(c) Transactions, Significant Corporate Events, Negotiations or Contacts. The information set forth under "Special Factors-Background of the Pinnacle Merger," "Merger Agreement," "Voting and Contribution Agreement; Memorandum of Understanding" and "Stockholders Agreement" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement and Exhibits (d)(2) and (d)(3) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.

         (e) Agreements Involving the Subject Company's Securities. The information set forth under "The Pinnacle Merger-Interests of Certain Persons in the Pinnacle Merger; Certain Relationships," "Merger Agreement," "Voting and Contribution Agreement; Memorandum of Understanding," "Stockholders Agreement," "Proposal 2: Election of Directors-Board Meetings, Board Committees and Director Compensation," "Proposal 2: Election of Directors-Amended and Restated Directors Deferred Compensation Plan," "Proposal 2: Election of Directors-Executive Compensation" and "Proposal 2: Election of Directors-Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Annexes A and A1 to the Proxy Statement and Exhibits (d)(2) and (d)(3) to this
Schedule 13E-3 also are incorporated herein by reference in their respective entireties.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (b) Use of Securities Acquired. The information set forth under "The Pinnacle Merger-Plans for the Company After the Pinnacle Merger" in the Proxy Statement is incorporated herein by reference.

         (c)   Plans.


               (1)-(2) The information set forth under "Special Factors-Certain Effects of the Pinnacle Merger," "The Pinnacle Merger-Plans for the Company After the Pinnacle Merger" and "Merger Agreement" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement also is incorporated herein by reference in its entirety.

               (3) The information set forth under "Special Factors-Certain Effects of the Pinnacle Merger," "The Pinnacle Merger-Plans for the Company After the Pinnacle Merger," "The Pinnacle Merger-Conduct of the Business of the Company if the Pinnacle Merger is Not Consummated," "The Pinnacle Merger-Financing of the Pinnacle Merger and the Harveys Merger" and "Merger Agreement" in the Proxy Statement is incorporated herein by reference. Annex A to the Proxy Statement also is incorporated herein by reference in its entirety.


               (4)-(5) The information set forth under "Special Factors-Certain Effects of the Pinnacle Merger," "The Pinnacle Merger-Plans for the Company After the Pinnacle Merger," "The Pinnacle Merger-Conduct of the Business of the Company if the Pinnacle Merger is Not Consummated," "Merger Agreement," "Voting and Contribution Agreement; Memorandum of Understanding" and "Stockholders Agreement" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement and Exhibits (d)(2) and (d)(3) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.


               (6)-(8) The information set forth under "Special Factors-Certain Effects of the Pinnacle Merger," "The Pinnacle Merger-Plans for the Company After the Pinnacle Merger," "The Pinnacle Merger-Conduct of the Business of the Company if the Pinnacle Merger is Not Consummated" and "Merger Agreement" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement also is incorporated herein by reference in its entirety.

Item 7. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

         (a) Purposes. The information set forth under "Special Factors-Purposes and Reasons for the Pinnacle Merger" in the Proxy Statement is incorporated herein by reference.

         (b) Alternatives. The information set forth under "Recommendation of the Special Committee and Board of Directors; Fairness of the Pinnacle Merger" in the Proxy Statement is incorporated herein by reference.

         (c) Reasons. The information set forth under "Special Factors-Background of the Pinnacle Merger," "Special Factors-Purposes and Reasons for the Pinnacle Merger" and "Special Factors-Recommendation of the Special Committee and Board of Directors; Fairness of the Pinnacle Merger" in the Proxy Statement is incorporated herein by reference.


         (d) Effects. The information set forth under "Special Factors-Certain Effects of the Pinnacle Merger," "Special Factors- Federal Income Tax Consequences of the Pinnacle Merger," "The Pinnacle Merger-Interests of Certain Persons in the Pinnacle Merger; Certain Relationships," "The Pinnacle Merger-Plans for the Company After the Pinnacle Merger," "The Pinnacle Merger-Conduct of the Business of the Company if the Pinnacle Merger is Not Consummated," "Merger Agreement," "Voting and Contribution Agreement; Memorandum of Understanding" and "Stockholders Agreement" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement and Exhibits (d)(2) and (d)(3) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.

Item 8.  Fairness of the Transaction.

         (a) Fairness. The information set forth under "Special Factors-Recommendation of the Special Committee and Board of Directors; Fairness of the Pinnacle Merger," "Special Factors-Position of Pinnacle Acq Corp, PHCR, Harveys Casino Resorts and Voteco"; "Special Factors-Position of Enumerated Management Stockholders" and "The Pinnacle Merger-Interests of Certain Persons in the Pinnacle Merger; Certain Relationships" in the Proxy Statement is incorporated herein by reference.

         (b) Factors Considered in Determining Fairness. The information set forth under "Special Factors-Recommendation of the Special Committee and the Board of Directors; Fairness of the Pinnacle Merger," "Special Factors-Position of Pinnacle Acq Corp, PHCR, Harveys Casino Resorts and Voteco,"; "Special Factors -Position of Enumerated Management Stockholders" "Special Factors-Opinion of Financial Advisor to the Special Committee" and "The Pinnacle Merger-Interests of Certain Persons in the Pinnacle Merger; Certain Relationships" in the Proxy Statement is incorporated herein by reference. Annex B to the Proxy Statement also is incorporated herein by reference in its entirety.


         (c) Approval of Security Holders. The information set forth under "Annual Meeting-Voting of Proxies; Votes Required" and "Merger Agreement" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement also is incorporated herein by reference in its entirety.


         (d) Unaffiliated Representatives. The information set forth under "Special Factors-Background of the Pinnacle Merger," "Special Factors-Recommendation of the Special Committee and the Board of Directors; Fairness of the Pinnacle Merger," "The Pinnacle Merger-Interests of Certain Persons in the Pinnacle Merger; Certain Relationships" and "Merger Agreement" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement also is incorporated herein by reference in its entirety.

         (e) Approval of Directors. The information set forth under "Special Factors-Recommendation of the Special Committee and the Board of Directors; Fairness of the Pinnacle Merger" and "The Pinnacle Merger-Interests of Certain Persons in the Pinnacle Merger; Certain Relationships" in the Proxy Statement is incorporated herein by reference.

         (f) Other Offers. The information set forth under "Special Factors-Background of the Pinnacle Merger" and "Special Factors-Recommendation of the Special Committee and the Board of Directors; Fairness of the Pinnacle Merger" in the Proxy Statement is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

         (a)-(c) Report, Opinion or Appraisal, Preparer and Summary of the Report, Opinion or Appraisal and Availability of Documents. The information set forth under "Special Factors-Recommendation of the Special Committee and the Board of Directors; Fairness of the Pinnacle Merger" and "Special Factors-Opinion of Financial Advisor to the Special Committee" in the Proxy Statement is incorporated herein by reference. Annex B to the Proxy Statement also is incorporated herein by reference in its entirety.

Item 10. Source or Amount of Funds or Other Consideration.


         (a),(b),(d) Source of Funds, Conditions, Borrowed Funds. The information set forth under "The Pinnacle Merger-Financing of the Pinnacle Merger and the Harveys Merger," and "Merger Agreement" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement and Exhibit (b) to this Schedule 13E-3 are also incorporated herein by reference in their respective entireties.

         (c) Expenses. The information set forth under "The Pinnacle Merger-Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

         (a) Securities Ownership. The information set forth under "The Pinnacle Merger-Interests of Certain Persons in the Pinnacle Merger; Certain Relationships," "Proposal 2: Election of Directors-Security Ownership of Certain Beneficial Owners and Management,"

"Parties to the Pinnacle Merger-Pinnacle Acq Corp, PHCR, Harveys Casino
Resorts and Voteco" in the Proxy Statement is incorporated herein by reference.


         (b) Securities Transactions. The information set forth under "The Pinnacle Merger-Interests of Certain Persons in the Pinnacle Merger; Certain Relationships," "Merger Agreement," "Voting and Contribution Agreement; Memorandum of Understanding," "Common Stock Purchase Information," "Proposal 2:
Election of Directors-Board Meetings, Board Committees and Director Compensation," "Proposal 2: Election of Directors-Amended and Restated Directors Deferred Compensation Plan," "Proposal 2: Election of Directors-Executive Compensation," "Proposal 2: Election of Directors-Certain Relationships and Related Transactions" and "Proposal 2: Election of Directors-Security
Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement and Exhibits (d)(2) and (d)(3) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.

Item 12. The Solicitation or Recommendation.


         (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under "Annual Meeting-Voting of Proxies; Votes Required," "The Pinnacle Merger-Interests of Certain Persons in the Pinnacle Merger; Certain Relationships," "Merger Agreement" and "Voting and Contribution Agreement; Memorandum of Understanding" in the Proxy Statement is incorporated herein by reference. Annexes A and A1 to the Proxy Statement and Exhibits (d)(2) and (d)(3) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.

         (e) Recommendations of Others. The information set forth under "Special Factors-Recommendation of the Special Committee and Board of Directors; Fairness of the Pinnacle Merger," "Special Factors-Position of PHCR, Harveys Casino Resorts and Colony HCR Voteco" and "The Pinnacle Merger-Interests of Certain Persons in the Pinnacle Merger; Certain Relationships" in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.

         (a) Financial Information. The information set forth under "Selected Consolidated Financial Data" and the Financial Statements set forth under "Index to Financial Statements" in the Proxy Statement are incorporated herein by reference.

         (b) Pro Forma Information. The information set forth under "Unaudited Pro Forma Consolidated Financial Statements Reflecting Certain Dispositions" in the Proxy Statement is incorporated herein by reference.

         (c) Summary Information.  Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

         (a),(b) Solicitations or Recommendations, Employees and Corporate Assets. The information set forth under "Annual Meeting-Solicitation of Proxies and Expenses," "The Pinnacle Merger-Plans for the Company After the Pinnacle Merger," "The Pinnacle Merger-Financing of the Pinnacle Merger and the Harveys Merger" and "The Pinnacle Merger-Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information.

         (b) Other Material Information. The information contained in the Proxy Statement, all Annexes to the Proxy Statement and Exhibits (d)(2) and (d)(3) to this Schedule 13E-3 are incorporated herein by reference in their respective entireties.

Item 16. Exhibits.


         (a) Amendment No. 3 to Proxy Statement filed with the Securities and Exchange Commission on August 17, 2000.

         (b)* Letter Agreement, dated April 16, 2000, among PHCR and the Lenders listed on the signature pages thereto.

         (c)(1) Opinion of Jefferies & Company, Inc. dated April 16, 2000 (incorporated by reference to Annex B to the Proxy Statement).

         (c)(2)* Draft Materials dated March 24, 2000 for Presentation to the Special Committee by Jefferies & Company, Inc.

         (d)(1) Agreement and Plan of Merger, dated as of April 17, 2000, among PHCR, the Company and Pinnacle Acq Corp (incorporated by reference to Annex A to the Proxy Statement).

         (d)(2)* Voting and Contribution Agreement, dated as of April 17, 2000, by and among PHCR and the stockholders of the Company signatory thereto.

         (d)(3)* Memorandum of Understanding, dated April 17, 2000, among PHCR and the individuals listed on the signature pages thereto.

         (d)(4) Letter Agreement, dated August ___, 2000, among Pinnacle, PHCR and Pinnacle Acq Corp (incorporated by reference to Annex A1 to the Proxy Statement).

         (f) Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C to the Proxy Statement).

         (g)     Not applicable.

         (h) Legal Opinion of Irell & Manella, LLP regarding tax consequences.


*  Previously filed
                                      -6-

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 16, 2000

                              PINNACLE ENTERTAINMENT, INC.

                              By:  /s/ Paul R. Alanis
                                 ---------------------------------------------
                                 Name:  Paul R. Alanis
                                 Title:  President and Chief Operating Officer


                                /s/ R.D. Hubbard
                              ------------------------------------------------
                              R. D. HUBBARD


                                /s/ G. Michael Finnigan
                              ------------------------------------------------
                              G. MICHAEL FINNIGAN


                                /s/ Paul R. Alanis
                              ------------------------------------------------
                              PAUL R. ALANIS


                                /s/ J. Michael Allen
                              ------------------------------------------------
                              J. MICHAEL ALLEN


                                /s/ Bruce C. Hinckley
                              ------------------------------------------------
                              BRUCE C. HINCKLEY

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 16, 2000

                              PINNACLE ACQUISITION CORPORATION


                              By:  /s/ Thomas J. Barrack, Jr.
                                 ---------------------------------------------
                                   Name:  Thomas J. Barrack, Jr.
                                   Title:  President, Secretary and
                                           Treasurer


                              PH CASINO RESORTS, INC.


                              By: /s/ Thomas J. Barrack, Jr.
                                 ---------------------------------------------
                                   Name:  Thomas J. Barrack, Jr.
                                   Title:  President, Secretary and
                                           Treasurer


                              HARVEYS CASINO RESORTS

                              By:  /s/ Charles W. Scharer
                                 ---------------------------------------------
                                   Name:  Charles W. Scharer
                                   Title:  President and Chief Executive Officer

                              COLONY HCR VOTECO, LLC

                              By:  /s/ Thomas J. Barrack, Jr.
                                 --------------------------------------------
                                   Name:  Thomas J. Barrack, Jr.
                                   Title:  Member

                                 EXHIBIT INDEX

          (a) Amendment No. 3 to Proxy Statement filed with the Securities and Exchange Commission on August 17, 2000.

          (b)* Letter Agreement, dated April 16, 2000, among PHCR and the Lenders listed on the signature pages thereto.

          (c)(1) Opinion of Jefferies & Company, Inc. dated April 16, 2000 (incorporated by reference to Annex B to the Proxy Statement).

          (c)(2)* Draft Materials dated March 24, 2000 for Presentation to the Special Committee by Jefferies & Company, Inc.

          (d)(1) Agreement and Plan of Merger, dated as of April 17, 2000, among PHCR, the Company and Pinnacle Acq Corp (incorporated by reference to Annex A to the Proxy Statement).

          (d)(2)* Voting and Contribution Agreement, dated as of April 17, 2000, by and among PHCR and the stockholders of the Company signatory thereto.

          (d)(3)* Memorandum of Understanding, dated April 17, 2000, among PHCR and the individuals listed on the signature pages thereto.

          (d)(4) Letter Agreement, dated August ___, 2000 among Pinnacle, PHCR and Pinnacle Acq Corp (incorporated by reference to Annex A1 to the Proxy Statement).

          (f) Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C to the Proxy Statement).

          (g)      Not applicable.

          (h) Legal Opinion of Irell & Manella, LLP regarding tax consequences.

*  Previously filed